Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2008, relating to the consolidated financial statements and financial statement schedule of The Lubrizol Corporation (the “Company”) (which report relating to the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of new accounting standards in 2007 and 2006), and the effectiveness of The Lubrizol Corporation’s internal control over financial reporting, appearing in and incorporated by reference in the Annual Report on Form 10-K of The Lubrizol Corporation for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Cleveland, Ohio
October 14, 2008